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January 9, 2014

VIA EDGAR AND HAND DELIVERY

Ms. Amanda Ravitz Assistant Director Division of Corporation Finance
Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549	FOIA Confidential Treatment Request Under 17 C.F.R. §200.83

Re:	Entellus Medical, Inc.

Stock-Based Compensation

Registration Statement on Form S-1 (File No. 333-201237)

Dear Ms. Ravitz:

On behalf of Entellus Medical, Inc. (the “Company”), we submit this letter to the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). The Company originally sbumitted the above-referenced Registration Statement (the “Registration Statement”) to the Commission on October 7, 2014 and subsequently filed the Registration Statement, as amended, with the Commission on December 23, 2014. The purpose of this Letter is to respond to an outstanding comment relating to stock-based compensation that was provided to the Company in a letter from the Staff dated November 3, 2014. Because of the commercially sensitive nature of the information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. A redacted letter has been filed on EDGAR, omitting the confidential information contained in the Letter.

For the convenience of the Staff, we are providing to the Staff by hand delivery copies of this letter. In this letter, we have recited the prior comment from the Staff in italicized, bold type and have followed the comment with the Company’s response.

January 9, 2015

6. Please tell us the estimated IPO price range. To the extent there is a significant difference between the estimated grant-date fair value of your common stock during the past twelve months and the estimated IPO price, please discuss for us each significant factor contributing to the difference.

ESTIMATED IPO PRICE RANGE

The Company supplementally advises the Staff that, while not reflected in the Registration Statement, based on discussions with the Company’s board of directors (the “Board”) and reflecting the input from the lead underwriters (the “Underwriters”) for the Company’s initial public offering (“IPO”), if the Company were to commence marketing of the transaction today, the Company presently anticipates that the estimated price range would be approximately $[***] to $[***] per share for the Company’s common stock (the “Preliminary IPO Price Range”), with a midpoint of the anticipated range of approximately $[***] per share (the “Preliminary Assumed IPO Price”). The Preliminary IPO Price Range and Preliminary Assumed IPO Price do not reflect the reverse stock split that the Company will effect prior to the Commission’s declaration of effectiveness of the Registration Statement.1 For consistency with the Registration Statement, all data in this letter is reflected on a pre-split basis.

The Company’s final post-split Preliminary IPO Price Range remains under discussion between the Company and the Underwriters, and a bona fide price range will be included in an amendment to the Registration Statement prior to any distribution of the preliminary prospectus in connection with the Company’s road show.

ANALYSIS OF STOCK OPTION GRANTS IN PRECEDING 12 MONTHS

The following table summarizes by grant date the number of shares of common stock underlying stock options granted during the 12 months preceding the date of this Letter, as well as the associated per share exercise price and the estimated fair value per share of the Company’s common stock to determine stock-based compensation expense for financial reporting purposes

Grant Date	Shares Underlying Options Granted	Exercise Price Per Share	Estimated Fair Value Per Share
January 17, 2014	353,750	$0.87	$0.87
April 15, 2014	153,500	$0.87	$0.87
June 4, 2014	65,000	$0.87	$0.87
July 10, 2014	74,000	$2.47	$2.47
October 7, 2014	87,750	$3.15	$3.15
November 9, 2014	60,000	$2.84	$2.84
December 16, 2014	4,789,200	$2.84	$2.84

[1]	The Company will implement a reverse stock split, which, for purposes of this Letter, the Company currently estimates to be approximately [***] for [***]. This reverse stock split would result in a post-split Preliminary IPO Price Range of $[***] to $[***] per share, with a midpoint of $[***] per share.

[***] Certain information in this document has been omitted and filed separately with the Securities and

Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

January 9, 2015

The Company’s discussion of stock-based compensation for financial reporting purposes is primarily contained within the section of the Registration Statement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Stock-Based Compensation”, which is included on pages 61 and 62 of the Registration Statement. As previously disclosed, the Board considered various objective and subjective factors, along with input from management and independent third-party valuations, to determine the fair value of its common stock at each option grant date. These factors included:

•	the Company’s financial condition and operating results, including its projected results;

•	the Company’s stage of development and business strategy;

•	the financial condition and operating results of publicly owned companies with similar lines of business and their historical volatility;

•	external market conditions that could affect companies in the life sciences and medical device sectors;

•	the prices of the Company’s convertible preferred stock sold to outside investors and the rights, preferences and privileges of that convertible preferred stock as compared to those of the Company’s common stock, including the liquidation preference of the convertible preferred stock;

•	the likelihood of a liquidity event such as an IPO, a merger or a sale of the Company;

•	comparison to other publicly traded companies and consideration of the performance of IPOs of comparable companies; and

•	any recent independent third-party valuations.

Common Stock Valuation Methodologies

Valuations of the Company’s common stock prepared by independent third-party valuation firms used methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”).

For all option grant dates through December 16, 2014, the Board determined the enterprise value based on the Market Approach and Income Approach, and then used the Option Pricing Method (“OPM”), Probability Weighted Expected Return Method (“PWERM”) or the hybrid method, which is a weighted combination of the OPM and PWERM methods, to allocate the resulting enterprise value across each item of the capital structure. Under the Market Approach, the Company estimated the value based upon analysis of similar companies. The Company then

[***] Certain information in this document has been omitted and filed separately with the Securities and

Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

January 9, 2015

applied these derived multiples or values to its financial metrics to estimate its market value. The Income Approach, or Discounted Cash Flow Method, estimates value based on the expectation of future net cash flows, which are then discounted back to the present using a rate of return derived from companies of similar type and risk profile. Each of the enterprise value allocation methods are described as follows:

•	Option-Pricing Method, or OPM. Under this method, each class of stock is modeled as a call option with a distinct claim on the enterprise value of the Company. This method explicitly recognizes and models the payoffs of the various share classes that resemble option-like payoffs. The exercise prices of the securities are based on the principal and coupons of debt and the liquidation preferences and dividends of preferred stock. The common stock is modeled as the right to receive the value of the company above the amounts that must be paid to debt and preferred equity.

•	Probability Weighted Expected Return Method, or PWERM. Using this method, the value of a company’s common stock is estimated based upon the analysis of future values for the Company assuming various possible future liquidity events. For purposes of this analysis, the Company analyzed two potential IPO events, a “high” and a “low” IPO, each with a 50% probability. For each event, the Company considered the rights and preferences of each share class to determine the appropriate allocation of value to the common shares. The resulting value was then multiplied by a discount factor derived from a calculated discount rate and expected timing of the event and then further discounted for lack of marketability.

•	Hybrid method. Using the hybrid method, the per share values calculated under the OPM and PWERM are weighted appropriately to arrive at a final per share price before applying a discount for lack of marketability. This method is useful when there is a significant uncertain event that could materially affect the value of the company. As a result of this single uncertain event, the range of future possible outcomes might no longer be represented by a log normal distribution.

The key subjective factors and assumptions used in our valuations primarily consisted of: (i) the selection of the appropriate valuation model, (ii) the selection of the appropriate market comparable transactions, (iii) the selection of the appropriate comparable publicly traded companies, (iv) the financial forecasts utilized to determine future cash balances and necessary capital requirements, (v) the probability and timing of the various possible liquidity events, (vi) the estimated weighted-average cost of capital and (vii) the discount for lack of marketability of our common stock.

Independent Third-Party Valuations

The Company obtained independent third-party valuations of its common stock on December 31, 2013 (the “December 2013 Valuation”), June 30, 2014 (the “June 2014 Valuation”), September 30, 2014 (the “September 2014 Valuation”) and November 24, 2014 (the “November 2014 Valuation”) to assist the Board in estimating the fair value of its common

[***] Certain information in this document has been omitted and filed separately with the Securities and

Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

January 9, 2015

stock on subsequent grant dates. For each of these valuations the enterprise value was determined using the Market Approach and Income Approach. The December 2013 Valuation used the OPM to allocate the resulting enterprise value across the capital structure. The June 2014, September 2014 and November 2014 Valuations used the hybrid method to allocate the resulting enterprise value. The assumptions used in each valuation and the resulting estimated fair value per share are summarized in the table below:

Valuation Date	PWERM	OPM	Discount for Lack of Marketability		Estimated Fair Value Per Share
			OPM	PWERM
December 31, 2013	N/A	100.0%	25.0%	N/A	$0.87
June 30, 2014	33.0%	67.0%	20.0%	10.0%	$2.47
September 30, 2014	67.0%	33.0%	20.0%	7.5%	$3.15
November 24, 2014	75.0%	25.0%	20.0%	5.0%	$2.84

Grant Date Fair Value Determinations

January 17, 2014 Option Grants. On January 17, 2014, the Company granted options to certain employees to purchase an aggregate of 353,750 shares of common stock. In establishing the exercise price for the January 2014 option grants, the Board considered input from management, the objective and subjective criteria discussed above and the results of the most recent third-party valuation, which had occurred on December 31, 2013 using the assumptions provided above. Based on this analysis, the Board determined that the fair value of the Company’s common stock was $0.87 per share as of January 17, 2014.

April 15 and June 4, 2014 Option Grants. On April 15, 2014, the Company granted options to certain employees to purchase an aggregate of 153,500 shares of common stock, and on June 4, 2104 the Company granted options to purchase an additional 65,000 shares of common stock. In establishing the exercise price for the April and June 2014 option grants, the Board considered input from management, the objective and subjective criteria discussed above and the results of the most recent third-party valuation, which had occurred on December 31, 2013. In particular, the Board determined that no significant events had occurred within the Company subsequent to the December 2013 Valuation to warrant an increase in the estimated fair value. Based on this analysis, the Board determined that the fair value of the Company’s common stock was $0.87 per share as of April 15 and June 4, 2014.

July 10, 2014 Option Grants. On July 10, 2014, the Company granted options to certain employees to purchase an aggregate of 74,000 shares of common stock. In establishing the exercise price for the July 2014 option grants, the Board considered input from management, the objective and subjective criteria discussed above and the results of the most recent third-party valuation, which had occurred on June 30, 2014. Based on this analysis, the Board determined that the fair value of the Company’s common stock was $2.47 per share as of July 10, 2014.

The Company supplementally advises the Staff that it believes the increase in the fair value from June 4, 2014 to July 10, 2014 was primarily attributable to:

[***] Certain information in this document has been omitted and filed separately with the Securities and

Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

January 9, 2015

•	the positive trend in the Company’s increasing revenues;

•	progress in its distribution agreement with CogENT Therapeutics, LLC;

•	the stage of its clinical trials, collection of data and progress toward and publication of results;

•	the Company had received an offer to purchase the Company in July, which the Company subsequently determined to reject; and

•	improving market conditions for medical device companies seeking to engage in initial public offerings.

In addition, the valuation methodology used in the June 2014 Valuation shifted from the OPM to the Hybrid method. As discussed above, the Hybrid model uses a weighting of the OPM and PWERM methods to determine a per share value and then applies a discount for marketability. The June 2014 Valuation assigned a 33.0% weighting to the PWERM method and a 67.0% weighting to the OPM method. The discount for lack of marketability was reduced from 25.0% to 20.0% under the OPM method primarily due to a reduction in estimated timing of an exit scenario for the Company and was determined to be 10.0% under the PWERM method. The change in valuation methodology and the discount for marketability also contributed to the increase in the fair value from June 4, 2014 to July 10, 2014.

October 7, 2014 Option Grants. On October 7, 2014, the Company granted options to certain employees to purchase an aggregate of 87,750 shares of common stock. In establishing the exercise price for the October 2014 option grants, the Board considered input from management, the objective and subjective criteria discussed above and the results of the most recent third-party valuation, which had occurred on September 30, 2014. Based on this analysis, the Board determined that the fair value of the Company’s common stock was $3.15 per share as of October 7, 2014.

The Company supplementally advises the Staff that it believes the increase in the fair value from July 10, 2014 to October 7, 2014 was primarily attributable to:

•	the continuing positive trend in the Company’s increasing revenues;

•	the further impact of recent product launches and the progress of ongoing product development;

•	further progress in the Company’s distribution agreement with CogENT Therapeutics, LLC;

•	the stage of its clinical trials, collection of data and progress toward and publication of results; and

[***] Certain information in this document has been omitted and filed separately with the Securities and

Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

January 9, 2015

•	the Company’s decision in August 2014, to pursue an initial public offering and the increased likelihood of a liquidity event.

In addition, the valuation methodology used in the September 2014 Valuation continued to use the Hybrid method. However, for the September 2014 Valuation the Company assigned a 67% weighting to the PWERM method and a 33% weighting to the OPM method. The discount for lack of marketability remained at 20.0% under the OPM method, but was reduced to 7.5% under the PWERM method due to a reduction in estimated timing of an IPO for the Company. This change further contributed to the increase in the fair value from July 10, 2014 to October 7, 2014.

November 9 and December 16, 2014 Option Grants. On November 9, 2014, the Company granted options to a director to purchase an aggregate of 60,000 shares of common stock, and on December 16, 2104 the Company granted options to purchase an additional 4,789,200 shares of common stock to certain employees, directors and consultants. The vast majority of these options were granted to the Company’s newly appointed President and Chief Operating Officer. The November 2014 option grant was granted with an exercise price equal to the then current fair value as determined by the Company’s next completed third party valuation, which occurred on November 24, 2014. In establishing the exercise price for the December 2014 option grants, the Board considered input from management, the objective and subjective criteria discussed above and the results of the November 2014 Valuation. Based on this analysis, the Board determined that the fair value of the Company’s common stock had declined to $2.84 per share as of November 24, 2014 and remained at that value as of December 16, 2014.

The Company supplementally advises the Staff that it believes the decrease in the fair value from October 7, 2014 to November 24, 2014 was primarily attributable to:

•	awareness that a large third-party payor was considering issuing a non-coverage policy decision;

•	changing market conditions, valuations and the multiples used to determine valuation estimates; and

•	reduction of estimated pre-money equity value for an IPO given changes in multiples used to determine value.

In addition, the valuation methodology used in the November 2014 Valuation continued to use the Hybrid method. However, for the November 2014 Valuation the Company assigned a 75% weighting to the PWERM method and a 25% weighting to the OPM method. The increased weighting of the PWERM method reflected the progress the Company had made toward an IPO. The discount for lack of marketability remained at 20.0% under the OPM method, but was further reduced to 5.0% under the PWERM method due to the progress the Company had made toward an IPO and the reduction in estimated timing to an IPO. Notwithstanding these changes to the assumptions under the Hybrid method, the fair value decreased from October 7, 2014 to November 24, 2014 as a result of the changes described above that impacted the underlying

[***] Certain information in this document has been omitted and filed separately with the Securities and

Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

January 9, 2015

enterprise value. The Company determined that the fair value remained at the same level as of December 16, 2014.

COMPARISON OF DECEMBER 2014 FAIR VALUE AND PRELIMINARY ASSUMED IPO PRICE

As noted above, the Preliminary IPO Price Range is $[***] to $[***] per share, with a Preliminary Assumed IPO Price of approximately $[***] per share. The Company notes that, as is typical in IPOs, the estimated price range for this offering was not derived using a formal determination of fair value, but was determined by negotiation between it and the underwriters. Among the factors that were considered in setting this range were the following:

•	an analysis of the typical valuation ranges seen in recent IPOs for companies in medical device industry;

•	the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

•	an assumption that there would be a receptive public trading market for a balloon sinus dilation medical device company like the Company; and

•	an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the proposed IPO.

The Company believes that the difference between the fair value of its common stock as of December 16, 2014 and the Preliminary Assumed IPO Price is the result of these factors and the following factors and positive developments with respect to the Company’s business that occurred subsequent to December 16, 2014:

•	the hybrid method uses a probability-weighted approach as described above, and the resulting estimate of the fair value of the Company’s common stock as of December 16, 2014 reflected the potential for alternative events, which inherently decreases the estimated fair value per share due to the combination of (i) the mix of other expected business equity values that were lower in the alternative liquidity events scenario than in the IPO scenario, (ii) the discounting to present value and (iii) the application of a discount for lack of marketability; conversely, the Preliminary Assumed IPO Price necessarily assumes only a single potential liquidity event, the IPO, and does not include a discount to present value or a discount for lack of marketability, as an active trading market for the common stock will exist following the IPO. As a result, the midpoint of the Preliminary IPO Range was neither reduced by other expected business equity values from other potential future liquidity events nor discounted for lack of marketability;

•	the impact of the decreased financing risk and cost of capital associated with a completed initial public offering;

[***] Certain information in this document has been omitted and filed separately with the Securities and

Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

January 9, 2015

•	the large payor that had indicated it was considering issuing a non-coverage policy decision announced that it would maintain its coverage for balloon sinus dilation procedures;

•	in addition to the above-mentioned payor, the Company received affirmative coverage decisions from two additional payors indicating they would cover balloon sinus dilation procedures; and

•	the Company’s estimated revenue for 2014 continued to reflect a positive increasing trend.

Conclusion

The Company has historically determined the fair value of its common stock consistent with the guidance set forth in the AICPA Practice Guide, including, specifically, its use of the OPM, PWERM and Hybrid methods, all of which are accepted valuation methods under the AICPA Practice Guide. The Company believes that the deemed per share fair values used as the basis for determining stock-based compensation in connection with its stock option grants since January 17, 2014 and the Preliminary Assumed IPO Price are reasonable and appropriate for the reasons described herein and in the Section.

Please do not hesitate to contact me by telephone at +1.714.755.8181 or by email at shayne.kennedy@lw.com with any questions or comments regarding this correspondence. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ B. SHAYNE KENNEDY

B. Shayne Kennedy, Esq. of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Brian E. Farley, Entellus Medical, Inc.

Robert S. White, Entellus Medical, Inc.

Thomas E. Griffin, Entellus Medical, Inc.

[***] Certain information in this document has been omitted and filed separately with the Securities and

Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.